Exhibit 99.1

NEWS RELEASE

RepliCel Announces 2014 Third Quarter Financial Results

VANCOUVER, BC – November 26, 2014 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (TSXV:RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced its operational and financial results for the third quarter ended September 30, 2014.  All amounts included in this news release are expressed in Canadian dollars unless otherwise indicated.  The Company’s financial statements and management report are available at www.sec.gov, www.sedar.com and at www.replicel.com.

Over the past 24 months, RepliCel has built out a portfolio of products assembled around a cohesive cell therapy platform positioned to launch several concurrent trials with relatively near-term clinical readouts, which it believes will address significant needs in attractively large markets.

Highlights of the third quarter 2014 and subsequent events include:

•	Completed pre-clinical regulatory meetings with German authorities for Phase 1 aged and sun damaged skin program

•	Submitted clinical trial application to Health Canada for Phase 1/2 chronic Achilles tendinosis program

•	Appointment of R. Lee Buckler as Vice President, Business and Corporate Development

•	Joined the Industry Consortium of the Centre for Commercialization of Regenerative Medicine

•	Presented and held partnership meetings at:

o	Rodman & Renshaw Global Investment Conference (New York)

o	Alliance for Regenerative Medicine's Stem Cell Meeting on the Mesa (San Diego)

o	BioJapan (Yokohama)

“In the third quarter of 2014, we both finalized and initiated a number of projects which we believe positioned the company for a series of exciting quarters beginning fourth quarter 2014,” said David Hall, RepliCel CEO and President.  “Our scientific, manufacturing, clinical and regulatory teams worked tirelessly to finalize the data needed to pull together the first of three clinical trial applications to be submitted in rapid succession."

David Hall further commented, "On October 1st, Lee Buckler joined RepliCel as Vice President of Business and Corporate Development.  Lee is a well-established member of the regenerative medicine industry with broad industry contacts that will support our concerted licensing and business development efforts already initiated by our technology transfer and licensing agreement with the Shiseido Company. Such partnerships are important for the validation they represent, the financial and operational support they bring to co-developing specific assets, and the non-dilutive financing they bring to use in support of our other programs."

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“In October," continued Hall, "we held our joint steering committee meeting with the Shiseido team.  We are extremely pleased with the manufacturing and technical progress Shiseido has made in a very short period of time.  We believe their progress points to both companies advancing Phase 2 pattern baldness clinical activities in the near future.”

Corporate Outlook through Q1 2015
Anticipated upcoming milestones and activities through Q1 2015 may include:

•	Initiation of a Phase 1/2 Canadian clinical trial for Achilles tendinosis with a 6 month interim clinical data readout

•	Initiation of a Phase 1 clinical trial in Germany for aged and sun damaged skin with a 6 month interim clinical data readout

•	Initiation of a Phase 2 clinical trial in Germany for pattern baldness

•	Shiseido Company, Limited (“Shiseido”) initiating its clinical trial for pattern baldness in Japan

•	Advancement of second generation dermal injector device (RCI-02)

•	Potential partnerships

Financial Results
The total comprehensive loss for the three and nine-month periods ended September 30, 2014, was $1,224,924 or $0.02 per basic and diluted share and $3,828,870 or $0.08 per basic and diluted share, compared to a total comprehensive income of $2,613,456 or $0.06 per basic and diluted share and $1,013,154 or $0.02 per basic and diluted share for the three and nine-month periods ended September 30, 2013.  There was no revenue from operations during the three and nine-month periods ended September 30, 2014.  During the three and nine-month periods ended September 30, 2013 the Company completed a Collaboration and Technology Development Transfer Agreement with Shiseido whereby Shiseido paid RepliCel an upfront fee of $4,120,400 (¥ 400,000,000).  Total expenses for the three and nine-month periods ended September 30, 2014 was $1,262,108 and $3,819,705 compared to total expenses of $887,017 and $2,594,144 for the three and nine-month periods ended September 30, 2013.  The increase in expenses for the three and nine-month periods ended September 30, 2014 compared to the three and nine-month periods ended September 30, 2013 was primarily the result of advancing the pre-clinical work for RCT-01 and RCS-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property during the last three quarters.  Also, the Company incurred additional costs in 2014 as a result of listing on the TSX Venture Exchange and an overall increase to operational activities in 2014.

Cash and cash equivalents was approximately $3.3 million as at September 30, 2014, an increase of approximately $1.3 million from December 31, 2013.

As at November 26, 2014, there were 54,947,288 common shares issued and outstanding, 4,890,000 stock options outstanding as well as 7,970,055 warrants outstanding.

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About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company’s RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aged skin, and pattern baldness. Shiseido has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology utilizing cell populations isolated from a patient’s own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company’s product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

For more information please contact:

CORPORATE:
R. Lee Buckler, VP Business & Corporate Development
Telephone: 604-248-8693
lee@replicel.com

MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding our approach and our technology, expected and planned upcoming milestones and activities, and the timing of trials. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. Certain material estimates or assumptions are applied in making forward-looking statements. These include, but are not limited to, the timely and successful completion of all planned activities and filings; the timely provision of services and supplies by third parties, including Shiseido; future market conditions; and the receipt of required regulatory approvals, strategic partner support and necessary financing. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; Shiseido’s clearance to conduct a clinical trial; and other factors beyond the Company’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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